HARD CREEK NICKEL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS PERIOD ENDING JUNE 30, 2008

1.1 Date
The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the Company) is for the quarter ending June 30, 2008 and includes information up to August 26, 2008 (the Report Date). The MD&A should be read in conjunction with the Companys audited financial statements and related notes to the financial statements for the period ended December 31, 2007, and the unaudited statements dated June 30, 2008. All amounts are expressed in Canadian dollars unless otherwise stated.

1.2 Overall Performance
The Company is a Canadian mineral exploration company focused on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The claims are contiguous, and as of the date of this report, cover an area of approximately 30,544 hectares. During 2007, the Company completed 24,600 metres of drilling, the largest drill program in the history of the Company, and expended approximately $8.77 million on the project, before mining tax credits of $1.57 million. Assays results for all the 75 drilled holes have all been received and reported. The Company has budgeted approximately $4.6 million towards the 2008 exploration program. As of June 30, 2008, the Company incurred $2.1 million for exploration and development expenses which included geological and drilling services, on-going metallurgical testwork, resource update, sample analysis of 2007 drill core, re-analysis of pre-2005 drill core sections, petrographic studies, environmental consulting, and First Nations discussions.

In addition to the Turnagain property, the Company holds, by staking, several additional areas of interest in the Liard Mining Division including the Lunar and the Lime Claims. The Company also holds by staking the Conuma and Nootka claims on Vancouver Island.

No work has been conducted on the Lunar claims in Q2 2008 but the Company plans an initial examination in Q3 of 2008.

No work was conducted on the Lime claims in Q2 2008 but the Company plans an initial examination in Q3 of 2008. During the second quarter of 2008, the Company incurred $6,246 for renewing the claims.

No work has been conducted on the Conuma claims in Q2 2008 but the Company plans further field examination during Q3 of 2008.

No work has been conducted on the Nootka claims in Q2 2008 but the Company plans an initial examination during Q3 of 2008. During the second quarter of 2008, the Company incurred $4,347 for renewing the claims.

The Company relies on equity financings to fund its operations. There were 150,000 shares issued during the second quarter of 2008 for the exercise of stock options by a former director. At June 30, 2008, the Companys working capital was $8,331,283.

1.3 Selected Annual Information

	Dec 31 2005	Dec 31 2006 (as restated)	Dec 31 2007
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(890,690)	(1,534,578)	(2,852,726)
Net Income (Loss)	(1,106,868)[2]	(228,931)[3]	(1,778,211)[4]
Net Income (Loss) per share	($0.04)	($0.01)	($0.03)
Total Assets	11,157,371	17,530,128	33,846,521
Total Liabilities	313,856	288,542	1,827,125
Resource Properties abandoned or
written off in year	0	0	68,158
1 The Company is an exploration company, and unless otherwise noted, the Loss for the year is the general and administrative expense, which expense includes an estimated value of the stock options granted by the Company.
2 The Net loss in 2005 differs from the Loss due to an adjustment to reflect future income tax provision or recovery, interest and other income.
3 The Net loss in 2006 differs from the Loss due to an adjustment to reflect future income tax provision or recovery, interest and other income.
4 The Net loss in 2007 differs from the Loss due to an adjustment to reflect future income tax provision or recovery, interest and other income.

1.4 Results from Operations

General and Administrative - During the second quarter of 2008, the Company incurred a net loss of $433,322 ($0.01 per share) compared to a net loss of $496,566 ($0.01 per share) in Q2 2007. The administrative expenses for Q2 2008 were $762,962, up from $674,270 in Q2 2007. Total administrative expenses include a non-cash expense intended to recognize the fair value of stock options granted and vested; these amounts were $330,799 and $217,549 in Q2 2008 and Q2 2007, respectively. Excluding these items, the Q2 2008 administrative expenses were $432,163, down slightly from $456,721 in Q2 2007. Investor relations expenses in Q2 2008 were $192,608 (Q2 2007: $185,950), an increase of $6,658 or 4%. Consulting expenses for Q2 2008 were $53,648 (Q2 2007: $40,517) up $13,131 primarily from the addition of an in-house information technology technician. Legal and audit expenses in Q2 2008 were $32,635 (Q2 2007: $53,678), a decrease of $21,043 primarily from the legal costs incurred Q2 2007 from our May 2007 financing. The Company incurred $11,218 in salaries and benefits expenses in Q2 2008 compared to $6,280 in Q2 2007, this reflects the addition of non exploration administrative employees and benefits. Travel and promotion expenses in Q2 2008 were $11,930 compared to $47,508 in Q2 2007, a decrease of $35,578 primarily from the decision by management to reduce the amount of conferences to attend. In general, there were no other areas with significant increases or decreases compared to the second quarter of 2007: management fees and property evaluation were up, while office and general was down. Netting out amortization and stock based compensation, the total general and administrative expenses for Q2 2008 were approximately $142,000 per month compared to $151,000 per month in Q2 2007. During Q2 2008 the Company earned $329,640 (Q2 2007: $34,897), an increase of $294,743 primarily from the maturity of a large GIC in May 2008. During Q2 2008 there were no flow-through share renunciations and as a result future income tax recovery was $Nil (Q2 2007: $142,807).

Exploration - During the three months ended June 30, 2008, the Company incurred exploration expenses of $1,525,007 on the Turnagain property (Q2 2007: $1,894,678), $6,246 on the Lime claims (Q2 2007: $Nil) and $4,347 on the Nootka claims (Q2 2007: $Nil)

Metallurgical testwork continued towards refining the parameters necessary for projecting actual mill performance. The testwork being carried out by Xstrata Process Support (XPS) in Falconbridge, Ontario was completed and a report on the results was received dated June 17, 2008. The XPS testwork consisted of quantitative mineralogy, mineral processing flotation testing including QEMSCAN and Microprobe analyses, one rougher and one cleaner test for mineralogy and metallurgical alignment.

SGS in Lakefield Ontario continued work on crushing, grinding, and abrasion testwork. A simulation summary on the suggested overall grinding circuit was provided by SGS on July 3, 2008. Addition work is being completed on finalizing the design parameters. This report is anticipated before the end of August 2008.

Additional hydrometallurgical testwork has also been completed at SGS under the direction of Dr. David Dreisinger with a draft summary letter report completed on June 22, 2008. The report outlines the simplified process design flowsheet which involves pressure leaching of the concentrate to dissolve copper, nickel and cobalt. It concludes that the hydrometallurgical testing on the two Hard Creek concentrates as provided has been highly successful. Dr. Dreisinger provided recommendations for the next steps in moving forward to develop the hydrometallurgical process. Decisions on when and if this work will take place will be made in the final quarter of 2008 after the completion of the G&T Laboratories testwork on producing a marketable concentrate and internal economic analysis have been run (Phase II Test Program).

Locked cycle and open cycle testwork of the Phase I Test Program at G&T Laboratories in Kamloops, B.C. is ongoing. The optimum scoping test conditions have been determined. Locked cycle testing utilizing these conditions on the two major composites (A and B) and the open circuit testing on the 16 variability composites are to be completed along with a summary report by September 1, 2008.

The objective of the present testwork at SGS and at G&T Laboratories is to develop a plant design using conventional grinding and flotation technology with reduction of nickel recovery losses in the cleaner circuit aimed at producing a marketable concentrate. This work will also define the reagent scheme and nickel flotation kinetics for future pilot plant testing and plant design.

The Phase II general testing scope and conditions such as an acid leach testing or a hydrometallurgical process will be considered by G&T Laboratories and Hard Creek pending the results of the Phase I study and economic analysis of the process design constraints and reagent dosages.

On June 17, 2008 a new resource estimate was completed by AMEC Americas Limited of Vancouver, B.C. The updated resource is a 45% increase in Measured resources and 14% increase in Indicated resources using all the new drill information from the 2007 exploration program. A total of 66,393 metres (217,825 feet) of diamond drilling in 257 drill holes were used in interpolating grade in the resource area. This total includes 16,533 metres of diamond drilling in 53 holes drilled in late 2007 which were not available for use in the 2007 resource estimate and results of a re-assay program on 4,317 samples completed in 2008.

Field work at the Turnagain camp resumed during the second week of June, 2008. The drilling program will be significantly smaller that the 2007 program with a total of 3,650 metres of diamond drilling planned in 14 holes. Four of these holes will be exploration holes in the Cliff Zone area and the remaining ten as infill within the Horsetrail. One of the Horsetrail holes will be drilled horizontal to test an area which has been selected as a potential adit site. An adit maybe required in 2009 to provide a bulk sample for future pilot plant testing. It will also provide confirmation testing of the deposit geological model as well as provide valuable geotechnical information which will aid in developing future pit design parameters. A second hole in the Horsetrail is being drilled between the present pit and the Turnagain River to provide hydrogeological and acid base accounting information which will be required as part of future environmental and pit design work, in addition, a shallow (30 metres) drill hole has been drilled at the southern end of the airstrip as well.

To date all but three of the diamond drill holes have been completed. The overall drilling program will be finished by September 1, 2008. The drill holes in the Cliff Zone have been completed with the results recently received from ACME Laboratories in Vancouver. A news release detailing these results was issued August 18, 2008.

1.5 Summary of Quarterly Results - see attached table

1.6 Liquidity and 1.7 Capital Resources

At June 30, 2008, the Company had working capital of $8,331,283 plus restricted cash of $Nil (cash raised by the issuance of flow-through common shares and allocated for qualifying exploration expenditures) compared to working capital of $10,673,739 and restricted cash of $2,938,926 as at June 30, 2007. Accounts payable, accrued liabilities, and due to related party at June 30, 2008 were $601,666. The Companys budget for the exploration program of 2008 is approximately $4.6 million. As of the date of this report, the Company has sufficient funds for the planned program and for general corporate purposes for the fiscal year ending December 31, 2008. Should the Company expand the 2008 exploration program, the Company may need to raise additional funds through further equity issuances.

1.8 Off Balance sheet arrangements - N/A

1.9 Transactions with Related Parties

During the three months ended June 30, 2008, the Company incurred $147,600 in deferred exploration expenses with directors, officers, senior executives or companies controlled by them, as compared to $250,880 for Q2 2007. This decrease of $103,280 was primarily from the reduction in fees by two directors previously involved in analysis, modeling and metallurgy on the Turnagain property. The deferred exploration expenses relates to amounts paid to one director, one officer, and one senior executive of the Company, for planning, project management, infrastructure and socio-economic project development for the Turnagain property. These services were billed to the Company at standard industry rates. Stock-based compensation expenses of $173,155 relate to stock options granted to directors during Q2 2008. Management fees aggregating $32,500 were paid during the three months ended June 30, 2008 to the Chief Financial Officer and the Corporate Secretary, and increase of $5,500 or 20% over the same period of 2007. The increase in management fees relates to the increase in the work load of the day to day operations.

1.10 Fourth Quarter - N/A

1.11 Proposed Transactions - N/A

1.12 Critical Accounting Estimates

As at June 30, 2008, the Companys financial statements reflect an asset Deferred Exploration & Development Costs with a balance of $23,986,410. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13 Changes in Accounting Policies Including Initial Adoption - N/A

1.14 Financial Instruments and other Instruments - N/A

1.15 Other

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Companys President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of June 30, 2008, the President and the Chief Financial Officer have evaluated the effectiveness of the Companys disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Companys President and the Chief Financial Officer are responsible for establishing and maintaining the Companys internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting have been established as at June 30, 2008. There have been no changes in these controls during the second quarter of 2008 which have materially affected, or are reasonably likely to materially affect, the Companys internal controls over financial reporting.

(a) additional information on the Company may be found on SEDAR at www.sedar.com, and on the Companys website at www.HardCreekNickel.com

(b) at June 30, 2008, the Company had 60,370,592 shares issued and outstanding. In addition, the Company had 5,815,000 stock options outstanding, with exercise prices ranging from $0.35 to $2.80, a weighted average exercise price of $1.04 and a weighted average life of 2.29 years and 2,719,802 warrants were outstanding, with an exercise price of $1.00 and a weighted average life of 0.89 years.

Summary of Share data at June 30, 2008
		Weighted Average
		Price	Life in Years
Issued shares	60,370,592
Options	5,815,000	$1.04	2.29
Warrants	2,719,802	$1.00	0.89
Fully Diluted	68,905,394

1.5 SUMMARY OF QUARTERLY RESULTS

	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008

Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(240,603)	(434,337)	(773,495)	(674,270)	(664,164)	(740,797)	(362,493)	(433,322)
Net Income (loss)[5]	(226,890)	841,748[6]	(658,773)	(496,566)	(481,315)	(141,557)[7]	(362,493)	(433,322)
Basic & diluted earnings (loss)	(0.01)	(.00)	(0.01)	(0.01)	(0.01)	(.00)	(.01)	(.01)
per share
Deferred Exploration Expense - British Columbia properties	2,375,217	1,498,478	418,348	1,894,678	2,822,869	1,974,663	551,245	1,535,600

5 The Company is an exploration company, and unless otherwise noted, the Loss for the period is the general and administrative expense.
6 The Net Income in the fourth quarter of 2006 reflects a year end adjustment of $(1,271,950) to reflect future income tax recovery.
7 The Net Income in the fourth quarter of 2007 reflects a year end adjustment of $(939,923) to reflect future income tax recovery.